MAURA ABELN SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197 T 901-419-3829 F 901-214-1248 maura.abelnsmith@ipaper.com

January 31, 2008

VIA Facsimile and EDGAR Correspondence

Mr. Craig Slivka

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company

Definitive 14A

Filed April 5, 2007

File No. 001-03157

Dear Mr. Slivka:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter, dated November 30, 2007 (the “November Comment Letter”) relating to the above-captioned Definitive 14A. The November Comment Letter was in response to the Company’s letter, dated September 21, 2007, which in turn responded to the Staff’s comments set forth in your letter, dated August 21, 2007.

In the November Comment Letter, the Staff requested the Company to respond to the Staff’s comments by December 14, 2007, or to tell you by that time when we will provide you with a response. Accordingly, we indicated that we would respond on or before January 31, 2008. To facilitate your review, I have reproduced the text of the Staff’s questions in bold below, and I provide our responses immediately following.

Questions and Company Responses:

Question 1. We note your response to comment 3 of our August 21, 2007 letter. However, to the extent that you believe the disclosure of performance metrics, targets or objectives would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

We have opted to provide below further information with regard to our use of individual performance in our compensation decisions rather than rely on the exclusion provided in Instruction 4 to Item 402 of Regulation S-K. As explained in our response to comment 3 of your August 21, 2007 letter, individual performance of each executive officer is considered by the Management Development and Compensation Committee (the “Committee”) in determining his or her annual incentive award and base salary. Further, as described in detail on pages 37 and 38 of our proxy statement, individual performance is considered when recommending individual awards above, at,

Mr. Craig Slivka

January 31, 2008

or below the calculated award under our Management Incentive Plan, the amount of which is driven by Company performance.

Individual performance is not measured against quantifiable objectives, nor is it assessed in a formulaic manner. Rather, individual objectives established for our senior executives are high-level goals that, if achieved, will aid the Company in meeting its overall performance objectives and strategic plans. We describe below the 2006 objectives for each of our named executive officers that were used to recommend the annual incentive award under the 2007 MIP shown in the “Non-Equity Incentive Plan Compensation” column of our Summary Compensation Table on page 50 and the base salary merit increases for 2007 described on page 48 of our proxy statement.

•	Chairman and Chief Executive Officer Compensation Decisions

The chief executive officer’s performance is assessed by the independent members of our Board during a mid-year and year-end review of his performance against previously agreed annual objectives. The Committee reviews the Board’s assessments of the chief executive officer’s performance against those objectives when recommending his base salary and incentive compensation to the Board for its approval. For example, the following significant objectives and accomplishments during 2006, among others, were considered by the Committee when recommending Mr. Faraci’s compensation:

1.

Successful execution of the Company’s Transformation Plan, including completion of the planned divestments, and subsequent use of the proceeds from the divestments to repurchase Company stock, repay indebtedness, contribute to the Company’s pension plan and improve our remaining businesses’ performance. The Company’s Transformation Plan is described more fully in our Annual Report on Form 10-K.

2.	Achieved 2006 budgeted financial targets, including EBIT, EPS and ROI goals.

3.	Developed long-range strategic plans for the Company.

4.	Oversaw Company’s overall performance improvement, including achievement of improved relative performance in ROI and TSR against our peer companies.

5.	Ensured continuity of leadership, including succession planning and recruitment of independent directors.

•	Other NEO’s Compensation Decisions

Individual performance for our senior vice presidents and above (other than the chief executive officer) is assessed annually against objectives established at the beginning of each year through confidential one-on-one discussions with the chief executive officer. Based on those assessments, the chief executive officer, in consultation with the senior vice president, human resources and communications, recommends annual incentive compensation and base salary merit increases for these senior executives to the Committee. In approving 2006 compensation for our named executive officers, the Committee considered the following significant objectives and accomplishments, among others:

•	Marianne M. Parrs, Executive Vice President and Chief Financial Officer

1.

Provided effective oversight to the execution of the Company’s Transformation Plan, including supervision of the Finance Department in the redeployment of proceeds from divestments, and of other corporate groups, as well as effective

Mr. Craig Slivka

January 31, 2008

supervision of the Company’s corporate supply chain and information technology functions.

2.

Strengthened and recruited new leaders in the Finance Department to better align financial reporting, treasury, audit, business analysis and investor relations functions to support the Company’s objectives and communications with shareowners.

3.	Achieved targeted reductions in overhead costs to align corporate support with the streamlined Company.

•	Newland A. Lesko, Executive Vice President, Manufacturing and Technology

1.

Achieved budgeted operations improvement goals, with excellent manufacturing performance in the Company’s mills, as well as provided oversight in the divestiture process for the Company’s timberlands and other businesses held for sale.

2.	Provided effective oversight to the Company’s global environmental, health and safety programs, with excellent results overall, including continued improvement in the Company’s safety performance.

3.	Developed and deployed a “realizable gap” measurement approach to improve manufacturing efficiencies across the global mill system.

•	Paul Herbert, Senior Vice President, Strategic Initiatives

1.	Assisted in developing the Company’s Brazilian transformation strategy.

2.	Led the negotiations for the formation of a joint venture in Russia.

3.	Assisted in developing the Company’s strategic opportunities for investment in China.

•	Maura A. Smith, Senior Vice President, General Counsel and Corporate Secretary

1.	Reduced legal costs by bringing more work in-house and resolving large, complex litigation successfully.

2.	Acted as advisor and subject matter expert on matters before the Board of Directors.

3.	Contributed to each element of the Company’s Transformation Plan by providing leadership and effective legal counsel.

Due to the tailored nature of these objectives, an evaluation of how well each executive achieved his or her respective goals is subjective. In this way, individual performance differs from the quantifiable performance metrics used to assess Company performance. The chief executive officer is best suited to evaluate our executive officers’ performance. Ultimately, it is the Committee’s evaluation of the chief executive officer’s assessment along with competitive market data that determines each executive’s total compensation.

We agree to disclose in future filings the information requested in the manner set forth above.

Question 2. We reissue comment 9 of our August 21, 2007 letter. Please confirm for us that you will comply with this comment in future filings. Question 9 states: We note your statements on page 49 that “[t]he value of equity awards in the “Stock Awards” column is based on SFAS No. 123R as required by the Securities and Exchange Commission” and that “this amount does not reflect what was paid to our executive….” Please revise to remove any implication that your analysis is a substitute for the complete information as required by the SEC’s rules.

The Company confirms that it will comply with your comment in future filings.

Mr. Craig Slivka

January 31, 2008

*    *    *

In addition to the Staff’s request for responses in connection with the November Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Sincerely,

/s/ Maura A. Smith

Maura A. Smith

Senior Vice President, General Counsel & Corporate Secretary

cc:	John V. Faraci

Jerry N. Carter

William G. Walter